

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2015

Via e-mail
Mr. James J. Murren
Chief Executive Officer
MGM Resorts International
3600 Las Vegas Blvd. South
Las Vegas, NV 89109

RE: **MGM Resorts International**
        Form 10-K for the Fiscal Year Ended December 31, 2014
        Filed March 2, 2015
        File No. 1-10362

Dear Mr. Murren:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Note 6 – Investments in and Advances to Unconsolidated Affiliates

Grand Victoria, page 77

1. We note that in each of the last three years you have recorded significant impairments to the value of your investment in Grand Victoria due to a greater than anticipated decline in operating results and a decrease in forecasted cash flows. With respect to your determination of the fair value of your investment in Grand Victoria, please provide us with the assumptions used and your basis for those assumptions. Additionally, please tell us how your actual results and cash flows have compared to your anticipated results and cash flows since July 1, 2014. Also, tell us, given the continued declines, why you have continued to use the same assumed long-term growth rate in your analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at 202-551-3432 or me at 202-551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Staff Accountant